Lime Trading Corp.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

C O N T E N T S



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lime Trading Corp. (f/k/a Score Priority Corp.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lime Trading Corp. (f/k/a Score Priority Corp.) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lime Trading Corp. (f/k/a Score Priority Corp.) as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lime Trading Corp. (f/k/a Score Priority Corp.)'s management. Our responsibility is to express an opinion on Lime Trading Corp. (f/k/a Score Priority Corp.)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lime Trading Corp. (f/k/a Score Priority Corp.) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lime Trading Corp. (f/k/a Score Priority Corp.)'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 29, 2022

1

LIME TRADING CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$	4,087,477
Segregated cash		60,155
Receivable from broker-dealers		1,541,887
Deposits with clearing organizations		1,560,000
Securities owned, at fair value		40,982
Prepaid expenses and other assets		1,174,857
Furniture and equipment, at cost, net		82,683
Intangible assets, at cost, net		6,743,593
Operating lease asset		1,086,915
	$	16,378,549

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
CARES Act loan payable	$	635,700
Accrued expenses and other liabilities		2,620,046
Operating lease liability		1,086,915
		4,342,661
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		210,040
Additional paid-in capital		48,625,000
Accumulated deficit		(36,799,152)
		12,035,888
	$	16,378,549

See Notes to Financial Statement

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 1. Organization and Nature of Business

Lime Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business on a fully disclosed basis with Vision Financial markets, LLC ("Vision"), Axos Clearing, LLC ("Axos"), Velox Clearing, LLC ("Velox"), Wedbush Securities, Inc. ("Wedbush") and, ABN Amro Clearing Chicago LLC ("ABN") pursuant to clearing agreements (collectively referred to as the Clearing Brokers), which assumes and maintains the accounts of the Company's customers.

The Company is a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with GAIN Capital Holdings, Inc. ("GAIN") pursuant to a clearing agreement, which assumes and maintains the accounts of the Company's customers.

The Company is exempt under paragraph SEA Rule 15c3-3(k)(2)(ii) and has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant account policies is either discussed below or included in the following footnotes.

Note 2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash consists of unrestricted cash balances in banks. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Segregated Cash
In accordance with regulations of the SEC and CFTC, the Company maintains special reserve bank accounts for the exclusive benefit of its customers. At December 31, 2021, $60,155 was held in segregated accounts.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets
Acquired intangible assets with finite lives, which consist of trade name, website intellectual property and brokerage customer accounts, are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. No indication of impairment was noted.

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Securities Owned

Securities owned at December 31, 2021, carried at fair value, include the following:

	Percentage of Stockholder's Equity	Securities Owned
Equities	0.34%	$ 40,982
Options on equity securities	0.00%	-
Total	0.34%	$ 40,982

Equities and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition

All commission revenue is recognized on the date in which the transactions associated with the commissions are completed (settlement date). US GAAP requires revenue to be recognized on the date in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of revenue. Unrealized gains and losses on securities held at year end are included in gains (losses) from principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely that not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company's federal, state and local tax returns are open to examination for the last three years.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with Vision Axos, Velox, Wedbush and ABN for the purposes of supporting clearing and settlement activities. At December 31, 2021, the Company maintained deposits of $360,000 with Vision, $100,000 with Axos, $50,000 with Velox, $1,000,000 with Wedbush and $100,000 with ABN.

Note 3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between: (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs); and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in markets that are not active;
  c. Inputs other than quoted prices that are observable for the asset or liability;
  d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2021:

	Total	Level 1
Equities	$ 40,982	$ 40,982
Options on equity securities	-	-
Total	$ 40,982	$ 40,982

Note 4. Related Parties

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its cash flow requirements. The Company has been funded to sustain its operations and future business development. The parent has been committed to fund the Company due to the role the Company plays in the parent's overall strategy.

The Company is affiliated with Lime FinTech LLC ("Lime FinTech"), a company also owned by F.H. Global, Inc. At December 31, 2021, the Company had loans receivable from Lime FinTech of $22,861, representing certain expenses paid by the Company on behalf of Lime FinTech.

Note 5. Property, Equipment and Intangible Assets

Property and equipment and intangible assets consist of the following as of December 31, 2021:

Furniture and equipment		Gross Carrying Amount		Accumulated Depreciation		Net
Computer hardware and related equipment	$	697,171	$	(614,488)	$	82,683
Furniture and fixtures		66,389		(66,389)		-
Other property		858,486		(858,486)		-
Total	$	1,622,046	$	(1,539,363)	$	82,683

Intangible assets		Gross Carrying Amount		Accumulated Amortization		Net
Asset acquisition cost	$	8,500,000	$	(1,841,667)	$	6,658,333
Other intangibles		992,187		(906,928)		85,260
Total	$	9,492,187	$	(2,748,595)	$	6,743,593

No significant residual value is estimated for the intangible assets. Aggregate depreciation and amortization expense for the year ended December 31, 2021 totaled $9,363 and $1,706,830, respectively.

Note 6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) are as follows at December 31, 2021:

Net operating loss carryforward	$	8,782,795
Depreciation expense		-
Valuation allowance		(8,782,795)
	$	-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of $8,782,795 against its deferred tax asset.

The valuation allowance increased from $6,882,631 during 2020 to $8,782,795 during 2021. As of December 31, 2021, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $28,830,000 and $18,480,000, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2041.

Note 7. CARES Act Loan Payable

In April 2020, the Company received a loan from BMO Harris Bank, N.A. in the amount of $275,390 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and was eligible for forgiveness to the extent proceeds of the loan were used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan was entirely forgiven by the Small Business Administration in April 2021, and is included in other income in the Statement of Operations for the year ended December 31, 2021.

In February 2021, the Company received a second loan from BMO Harris Bank, N.A. in the amount of $635,700 under the Paycheck Protection Program established by the CARES Act. The loan was subject to a note dated February 8, 2021 and was eligible for forgiveness to the extent proceeds of the loan were used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan was entirely forgiven by the Small Business Administration in February 2022.

Note 8. Employee Benefits

The Company has a defined contribution plan under 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant. A matching contribution in the amount of $140,325 was made for the year ended December 31, 2021.

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 9. Commitments

The Company is obligated under a noncancelable operating lease for its corporate headquarters that expires on August 31, 2023. The Company is also obligated under a noncancelable operating lease for an additional regional office location that expires on November 30, 2023. Rental expense under the leases was approximately $593,475 for the year ended December 31, 2021. The following is a schedule of minimum rent payments required under the noncancelable operating leases for the years ending December 31:

2022	$	670,276
2023		599,628
	$	1,269,904

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02 "Leases (Topic 842)," which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases o the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply.

In July 2018, the FASB issued ASU No. 2018-11 "Leases (Topic 842): Targeted Improvements," an update which provides another transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 effective November 1, 2019 using a modified retrospective method and will not restate comparative periods. As of December 31, 2021, the Company has a lease liability of $xxx with a corresponding right-of-use asset of the same amount on its Statement of Financial Condition. Management believes that the new lease standard does not have a significant impact on the Company's Statement of Operations.

Note 10. Contingencies and Guarantees

As of December 31, 2021, management of the Company believes that there are no contingencies (other than the noncancelable lease agreements in Note 8) or guarantees that may result in a loss or future obligation.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to $1,000,000. At December 31, 2021, the Company had net capital of $4,664,308, which was in excess of

required net capital by $3,664,308. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.698 to 1.

Note 12. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its banks. Balances at its banks are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2021, the Company had approximately $3,578,000 in excess of FDIC insured limits.

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. In the normal course of business and at any given time, the Company may be involved in or the subject of investigations or regulatory reviews, which may or may not seek settlements, fines, penalties, or other regulatory relief.

In February 2022, the Company changed its name from Score Priority Corp. to Lime Trading Corp.